UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Stein Mart, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

858375-10-8

(CUSIP Number)

Alexander M. Wolf

Kingswood Capital Management, L.P.

11777 San Vicente Blvd.

Suite 650

Los Angeles, CA 90049

Telephone: (424) 744-8238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 858375-10-8

1	Names of Reporting Persons KINGSWOOD CAPITAL MANAGEMENT, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 17,339,544 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,339,544 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.9% (2)
14	Type of Reporting Person PN

(1)

Beneficial ownership of 17,339,544 shares of common stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the Voting Agreement described in Item 4 hereof, is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of such Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 48,354,642 shares of common stock of Stein Mart, Inc. outstanding as of January 27, 2020 (as represented in the Merger Agreement).

SCHEDULE 13D

CUSIP No. 858375-10-8

1	Names of Reporting Persons STRATOSPHERE HOLDCO, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 17,339,544 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,339,544 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.9% (2)
14	Type of Reporting Person HC

(1)

Beneficial ownership of 17,339,544 shares of common stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the Voting Agreement described in Item 4 hereof, is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of such Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 48,354,642 shares of common stock of Stein Mart, Inc. outstanding as of January 27, 2020 (as represented in the Merger Agreement).

SCHEDULE 13D

CUSIP No. 858375-10-8

1	Names of Reporting Persons ALEXANDER M. WOLF
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 17,339,544 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,339,544 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.9% (2)
14	Type of Reporting Person IN

(1)

Beneficial ownership of 17,339,544 shares of common stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the Voting Agreement described in Item 4 hereof, is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of such Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 48,354,642 shares of common stock of Stein Mart, Inc. outstanding as of January 27, 2020 (as represented in the Merger Agreement).

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), issued by Stein Mart, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1200 Riverplace Blvd. Jacksonville, Florida.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Stratosphere Holdco, LLC, a Delaware limited liability company (“Parent”), Kingswood Capital Management, L.P., a Delaware limited partnership and manager of Parent (“KCM”), and Alexander M. Wolf, a United States citizen and managing partner of KCM (“Mr. Wolf” and, together with Parent and KCM, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is 11777 San Vicente Blvd., Suite 650, Los Angeles, California 90049.

KCM is a middle market private equity firm. The principal business of KCM is the performance of investment management and advisory services. Parent was formed on December 12, 2019 solely for the purpose of completing the proposed Merger (as defined below) and each has conducted no business activities other than those related to the structuring and negotiation of the Merger and arranging the related financing. The principal business of Mr. Wolf is to serve as the managing partner of KCM.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in the Voting Agreement (defined in Item 4 below), the Reporting Persons may be deemed to have acquired beneficial ownership of shares of the Issuer Common Stock by virtue of the execution of the Voting Agreement by Parent and a stockholder of the Issuer. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Voting Agreement and therefore no funds were used in connection with the transactions requiring the filing of this Statement.

Item 4.	Purpose of Transaction

(a)-(j) The purpose of the Merger is to acquire control of, and the entire equity interest in, the Issuer, as provided in the Merger Agreement and the other transaction documents.

On January 30, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Stratosphere Holdco, LLC, a Delaware limited liability company (“Parent”), and Stratosphere Merger Sub, Inc., a Florida corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides for, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the Florida Business Corporation Act, the merger of Merger Sub with and into the Issuer with the Issuer being the surviving corporation as an indirect wholly-owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the Issuer Common Stock (other than (i) shares held by the Issuer or any of its wholly-owned subsidiaries or Parent or its subsidiaries, (ii) shares held by an entity managed by Jay Stein, the Chairman of the Issuer’s Board of Directors (the “Rollover Investor”), and (iii) shares whose holders have not voted in favor of adopting the merger agreement and have demanded and perfected their appraisal rights in accordance with, and have complied in all respects with, the Florida Business Corporation Act) will be cancelled and will be converted automatically into the right to receive $0.90 in cash, without interest (the “Merger Consideration”).

To finance the transaction contemplated by the Merger Agreement, Parent and Merger Sub have obtained debt financing commitments and the Rollover Investor has entered into a rollover equity commitment letter (the “Rollover Commitment”) pursuant to which the Rollover Investor has committed to roll-over all of its shares of capital stock of the Issuer on the terms and subject to the conditions set forth in the Rollover Commitment.

Wells Fargo Bank, National Association and Pathlight Capital LP (the “Lenders”) have committed to provide debt financing on the terms and subject to customary conditions set forth in the debt commitment letters entered into by Parent and Merger Sub in connection with the Merger.

In connection with the execution of the Merger Agreement, certain funds affiliated with Parent have provided the Issuer with a limited non-recourse guarantee in favor of the Issuer guaranteeing the payment of certain monetary obligations that may be owed by Parent pursuant to the Merger Agreement, including any reverse termination fee that may become payable by Parent.

In addition, in connection with the execution of the Merger Agreement, the Rollover Investor, which owns approximately 35.9% of the Issuer’s outstanding common stock, has entered into a voting agreement (the “Voting Agreement”) with Parent pursuant to which the Rollover Investor agreed to vote in favor of the Merger and the adoption of the Merger Agreement, subject to the limitations set forth in the Voting Agreement. The Rollover Investor’s obligations under the Voting Agreement will automatically terminate without any further action required by any person upon the earliest to occur of (i) the mutual agreement of the parties thereto to terminate the Voting Agreement; (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the Effective Time.

Following the Merger, the Issuer Common Stock will no longer be traded on the New York Stock Exchange, there will be no public market for the Issuer Common Stock and registration of the Issuer Common Stock under the Exchange Act will be terminated.

The Merger Agreement has been attached as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Issuer, Parent, Merger Sub or any of their respective affiliates or businesses. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, Parent, Merger Sub or any of their respective affiliates or businesses. Moreover, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in disclosure letters that the parties have exchanged. Accordingly, investors and security holders should not rely on the representations and warranties as characterizations of the actual state of facts of the Issuer, Parent, Merger Sub or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)—(b) As of the date hereof, as a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owners of and to have the shared voting power with respect to 17,339,544 shares of Issuer Common Stock. To knowledge of the Reporting Persons, based upon 48,354,642 outstanding shares of Issuer Common Stock as of January 27, 2020 (as reported in the Merger Agreement), the Reporting Persons own or control in the aggregate approximately 35.9% of the outstanding shares of Issuer Common Stock. The Reporting Persons expressly disclaim beneficial ownership of any share of Issuer Common Stock or other securities of the Issuer that are subject to the Voting Agreement, and nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of such shares or other securities.

(c)—(d) Except as described herein, none of the Reporting Persons has acquired or disposed of any shares of Issuer Common Stock during the past 60 days. Furthermore, Each Reporting Person knows of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is listed as Exhibit 99.1 hereto and is incorporated by reference herein.

The information set forth under Items 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Voting Agreement, incorporated by reference to Stein Mart, Inc.’s Current Report on Form 8-K, filed January 31, 2020.

Exhibit 99.3	Agreement and Plan of Merger dated January 30, 2020, incorporated by reference to Stein Mart, Inc.’s Current Report on Form 8-K, filed January 31, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINGSWOOD CAPITAL MANAGEMENT, L.P.

Date: February 10, 2020	By:	/s/ Alexander M. Wolf
	Name:	Alexander M. Wolf
	Title:	Managing Partner

STRATOSPHERE HOLDCO, LLC

	By:	Kingswood Capital Management, L.P., its manager

Date: February 10, 2020	By:	/s/ Alexander M. Wolf
	Name:	Alexander M. Wolf
	Title:	Managing Partner
Date: February 10, 2020
/s/ Alexander M. Wolf
Alexander M. Wolf